UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

FIRST KEYSTONE FINANCIAL, INC.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

320655 10 3

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d1(b)
[ ] Rule 13d1(c)
[ ] Rule 13d1(d)

Page 1 of 7 Pages

CUSIP NO. 320655 10 3	13G/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) First Keystone Financial, Inc. Employee Stock Ownership Plan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - -
	6.	SHARED VOTING POWER 99,296
	7.	SOLE DISPOSITIVE POWER - -
	8.	SHARED DISPOSITIVE POWER 299,114
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,114
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12.	TYPE OF REPORTING PERSON EP

CUSIP NO. 320655 10 3	13G/A	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

First Keystone Financial, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

22 West State Street
Media, Pennsylvania  19063

Item 2(a).	Name of Person Filing:

First Keystone Financial, Inc. Employee Stock Ownership Plan Trust,
William J. O’Donnell and Jerry A. Naessens, Trustees

Item 2(b).	Address of Principal Business Office or, if None, Residence:

First Keystone Financial, Inc.
22 West State Street
Media, Pennsylvania  19063

Item 2(c).	Citizenship:

Pennsylvania

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

320655 10 3

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(f) [X]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 320655 10 3	13G/A	Page 4 of 7 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

299,114

(b)	Percent of class: 12.3% (based upon 2,432,998 shares issued and outstanding as of December 31, 2009)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0____________________________________
(ii)	Shared power to vote or to direct the vote 99,296__________________________________
(iii)	Sole power to dispose or to direct the disposition of 0_____________________________
(iv)	Shared power to dispose or to direct the disposition of 299,114__________________________

CUSIP NO. 320655 10 3	13G/A	Page 5 of 7 Pages

The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries.  The reporting person’s assets are held in trust by trustees ("Plan Trustees").  The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Employee Stock Ownership Plan Trust, as of December 31, 2009.  As of December 31, 2009, 199,818 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries, and 99,296 shares were held, unallocated, for allocation in future years.  In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts.  Such allocated shares are therefore not included as shares over which the reporting person has sole or shared voting power.  The reporting person, through the Plan Trustees, has shared voting power over unallocated Common Stock.  Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. In the event that a participant does not direct his or her vote, those shares would not be voted. The reporting person, through the Plan Trustees, shares dispositive power over all unallocated Common Stock held by the reporting person.  The reporting person, acting through the Plan Trustees, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise has no dispositive power.  Any unallocated Common Stock is generally required to be tendered by the Plan Trustees in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered.   In limited circumstances, ERISA may confer upon the Plan Trustees the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights.  The reporting person disclaims voting power with respect to such allocated Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable since the reporting entity owns more than 5% of the class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts.  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire shares of Common Stock.

CUSIP NO. 320655 10 3	13G/A	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group.

Not applicable since the reporting entity is not a member of a group.

Item 10.          Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 320655 10 3	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

This report is not an admission that the Plan Trustees are the beneficial owner of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

FIRST KEYSTONE FINANCIAL, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

	By:	/s/William J. O'Donnell
February 16, 2010		William J. O'Donnell
Trustee for First Keystone Financial, Inc.
Employee Stock Ownership Plan

	By:	/s/Jerry A. Naessens
February 16, 2010		Jerry A. Naessens
Trustee for First Keystone Financial, Inc.
Employee Stock Ownership Plan